January 29, 2026

Chewy, Inc.

7700 West Sunrise Boulevard

Plantation, FL 33322

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer

Adam Phippen

Re:	Chewy, Inc.

Form 10-K for Fiscal Year Ended February 2, 2025

Filed March 26, 2025

File No. 001-38936

Dear Mr. Stringer and Mr. Phippen:

This letter sets forth the responses of Chewy, Inc. (the “Company”) to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated January 15, 2026, with respect to the above referenced Form 10-K for Fiscal Year Ended February 2, 2025 filed on March 26, 2025 (the “Form 10-K”).

For the convenience of the Staff, we have reproduced in bold the text of the Staff’s comment, with the supplemental response of the Company immediately following such comment.

Form 10-K for the Fiscal Year Ended February 2, 2025

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 60

1.

We note you generate revenue from the sale of pet products. We also note your emphasis on pet healthcare, including the provision of pharmacy, veterinary, and telehealth services. As it relates to these expanded service-based offerings, please explain your consideration of Rule 5-03(b) of Regulation S-X requiring separate presentation of revenue and costs of revenue from products, services and other revenues; ASC-606-10-50-5 and 606-10-55-89 through 55-91 requiring disclosure of disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors; and ASC 280-10-50-40 requiring separate presentation of revenues from external customers for each product and service or each group of similar products and services. We also note “Other” net sales disclosed on page 43 represents approximately 19% of net sales, making it the second largest component of net sales. Please explain the composition of your Other net sales, including whether healthcare services are being presented here. To the extent any component(s) are material consider the applicability of the aforementioned guidance.

Response: The Company confirms that management considered Rule 5-03(b) of Regulation S-X and the guidance under ASC-606-10-50-5, ASC 606-10-55-89 through 55-91 and ASC 280-10-50-40 in evaluating the Company’s presentation of revenue and costs of revenue.

In evaluating the presentation of revenues and costs of revenues under Rule 5-03(b) of Regulation S-X, management considered whether the Company’s revenues from products, services, and other activities warrant separate presentation on the face of the consolidated statements of operations. Rule 5-03(b) of Regulation S-X provides that “if income is derived from more than one of the sub-captions described under § 210.5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class.” The Company’s product revenues, including pet health pharmacy-related product sales, are generated through an e-commerce ordering model and fulfilled through a shared, integrated fulfillment and logistics network. While pharmacy transactions require additional regulatory steps, the underlying activity remains the sale and fulfillment of a product. Once approved, these orders move through substantially the same fulfillment processes as other product orders, including shipping, and customer service. As a result, costs of revenue, including product procurement, inbound freight, outbound shipping, packaging, fulfillment labor, and related logistics expenses are incurred and managed on a consolidated basis. Service-related offerings included within Other net sales, such as telehealth, insurance-related offerings, and veterinary clinic services, are early-stage or ancillary in nature, rely on shared corporate infrastructure, and accounted for less than 1% of the Company’s consolidated net sales for the fiscal year ended February 2, 2025. Accordingly, management concluded that separate presentation of revenues and costs of revenues for the services category is not required under Rule 5-03(b) of Regulation S-X, and would not provide additional useful information to investors.

In considering the guidance under ASC-606-10-50-5 and ASC 606-10-55-89 through 55-91, in addition to the above, management considered how information about the Company is presented outside its financial statements, including in its earnings releases and investor presentations. Consistent with ASC 606-10-55-89, as described above, we believe the nature of our products is similar, as they are sourced from comparable third-party suppliers, sold in the same manner through the same sales channel, and serve the same needs of the same pet parent customer base.

In accordance with ASC 606-10-55-90, we also considered how revenue information is presented for other purposes. While we disclose a high-level composition of revenue by consumables, hardgoods, and other in MD&A, our external communications, internal reporting and reviews by our Chief Operating Decision Maker focus on our consolidated results, reflecting our emphasis on delivering a unified customer experience rather than managing the business by product category.

We further evaluated the factors outlined in ASC 606-10-55-91, including type of product, geography, customer type, contract characteristics, and sales channel, and determined these factors do not result in materially distinct economic characteristics that would warrant further disaggregation. Specifically, we considered that:

(i)	Our operations are limited to the United States with immaterial activity in Canada;

(ii)	Our customers are pet parents purchasing through the same storefront applications that provide a one-stop destination for their needs;

(iii)	Our contracts are short-term and transaction-based, and the Autoship program is non-binding and a customer can exit the program or stop shipment at any time;

(iv)	Our products, as noted above, have similar characteristics and are aimed at appealing to the same broad range of pet parent consumers;

(v)	Our products are sourced in the same manner;

(vi)	Our products have similar economic characteristics as they all exhibit low seasonality; and

(vii)

We do not maintain long-term contracts with our customers. A customer will place an order on our storefront applications, and once that distinct order has been fully shipped, we have satisfied our performance obligation to that customer and there are no remaining performance obligations with such customer.

The Company also believes that its current revenue presentation is consistent with ASC 280-10-50-40. While certain of the Company’s disclosures emphasize pet healthcare-related offerings, including veterinary and telehealth capabilities, all of these offerings are integrated into the Company’s broader platform and are intended to complement the Company’s core product sales rather than operate as standalone operating units. Pet health and specialty-related product revenues are generated through the same e-commerce ordering model and fulfilled through the Company’s shared, integrated fulfillment and logistics network as other product sales. Revenues from pet health and specialty-related products, like other products, are also recognized when the customer orders an item through the Company’s websites or mobile applications via the electronic shopping cart, funds are collected from the customer and the item is shipped from one of the Company’s fulfillment centers and delivered to the carrier.

In relation to “Other” net sales, this item represents a grouping of revenue streams that are not included within the Company’s primary consumables and hard goods categories for external reporting purposes. The largest component of Other net sales is pet health and specialty pharmacy-related, which consists of product revenue from the sale of prescription medications, other regulated pharmaceutical offerings, and certain specialty products. Pet health and specialty represented approximately 14.9% and 13% of consolidated net sales for fiscal year ended February 2, 2025 and January 28, 2024, respectively. In addition, Other net sales include private brand offerings and other individually immaterial revenues. These other revenue streams include telehealth services, pet insurance-related offerings, loyalty program memberships, and veterinary clinic services. Veterinary clinic revenues are currently nominal compared to consolidated results, reflecting the early stage of these offerings despite recent clinic openings.

While we believe the classification of “Other” is reasonable, after consideration, the Company intends to enhance its qualitative and quantitative revenue disclosures beginning with its next Form 10-K to provide additional disclosure regarding pet health and specialty product revenues included within Other net sales. The Company will (i) enhance its net sales tabular disclosure in the section titled “Component of Results of Consolidated Operations—Net Sales” as shown in the table below to provide disaggregated disclosure for net sales from pet health and specialty products and (ii) expand the narrative disclosure in the section titled “Component of Results of Consolidated Operations—Net Sales” as shown below (additions noted in bold) for illustrative purposes:

Results of Consolidated Operations—Net Sales

Net Sales	Fiscal Year			2025 vs 2024		2024 vs 2023
	2025	2024	2023	$ Change	% Change	$ Change	% Change
(in thousands, except percentages)
Consumables	$	$	$	$		$
Hard Goods
Pet health and specialty products
Other

Net sales	$	$	$	$		$

Component of Results of Consolidated Operations—Net Sales

We derive net sales primarily from sales of both third-party brand and private brand pet food, pet products, pet health and specialty products, and related shipping fees. Consumable products include retail pet food and veterinary diet products. Hard goods products include non-perishable pet supplies. Pet health and specialty products include prescription medications, non-prescription pet health care products and certain specialty animal products for categories such as equine, birds, fish, and other non-traditional pets. Other net sales include private brand sales and certain pet-related services including telehealth services, pet insurance-related offerings, loyalty program memberships, and veterinary clinic services. Revenues from these service-based offerings are not a significant component of net sales and are managed as part of the Company’s integrated platform rather than as standalone service offerings.

Sales of third-party brand and private brand pet food, pet products, pet health and specialty products, and shipping revenues are recorded when products are shipped, net of promotional discounts and refunds and allowances. Taxes collected from customers are excluded from net sales. Net sales is primarily driven by growth of new customers and active customers, and the frequency with which customers purchase and subscribe to our Autoship subscription program.

The Company will continue to evaluate the disclosure of disaggregated revenue in future filings, considering changes in its business and information regularly provided to investors.

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact William Billings of Chewy, Inc. at (305) 302-0883 or wbillings@chewy.com.

Sincerely,

/s/ William Billings
William Billings Chief Accounting Officer

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